Future Proof

Retail | Alcohol | Female Founder | Brewery | PBC and B Corps

We develop innovative beverage brands for the next generation of drinkers

FUTUREPRF.COM AUSTIN TEXAS



BEATBOX



We were tired of big brands trying to remarket products to us as Millennials. We care because we are passionate about live music, great friends and feeling connected across the globe. We are the change we have wanted to see in the alcohol industry with everything from brand experience to product innovation to our responsible business model.

Aimy Steadman Co-Founder & COO @ Future Proof

Why you may want to support us...

1. $6.2M T12 revenue and 98% YoY growth for FY2019.
2. Raised $1M from Mark Cuban on Shark Tank.
3. Currently in over 10,000 stores incl. Walmart, Kroger, 7 Eleven, and many more in 25 states.
4. Other investors: MTV's Rob Dyrdek, DJ's Party Favor, Louis The Child, G.T.A and more.
5. #1 Fastest-Growing, Single-Serve Wine Product (by Cases, Dollars, and Velocities).
6. Record 2020 Sales with More Than 200,000 BeatBox 12-Pack Cases Sold to Stores YTD.

Why investors ❤ us

WE'VE RAISED $13,786,986 SINCE OUR FOUNDING



When we met the Future Proof Founders and saw the vision they had we knew we had to invest. This company is really scratching an itch of an entire generation. With a powerful brand and marketing, coupled with a product that consumers really enjoy- Future Proof has an extremely promising- dare i say Future. With new products on the horizon and the power of their flagship product Beatbox Beverage, we truly believe this company has just scratched the surface of their industry domination potential.

We love the leadership team that has been assembled at Future Proof. With a number of pivots and "near company death" experiences, it's clear that they are poised for

... *read more*

Chris Graebe CEO at StartupCamp, Investor at RagingBull

LEAD INVESTOR | INVESTING $50,000 THIS ROUND

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Aimy Steadman
Co-Founder & COO

Brad Schultz
Co-Founder & CMO

Marshall Skeeters
Director of Digital Marketing

Hanna Swanson
VP of Marketing



Chris Graebe

Ashley Rodgers

In the news

Forbes · Beverage

Downloads

FutureProof Wefunder Fundraising Deck.pdf

We are millennial entrepreneurs and industry veterans disrupting the $1.5T global alcohol beverage industry.

We founded BeatBox Beverages in 2012 with the mission of bringing people together and having fun. Because of the disruptive nature of BeatBox and the excitement from our wholesaler partners about our profits, we repositioned ourselves in late 2019 as Future Proof Brands. It's been a crazy journey so far — and this is just the beginning.



2012
Year Founded
Austin, TX
Company Headquarters
~150
Wholesaler Partners
3
Disruptive Beverage Brands
Building the Beverage Brands of the FUTURE
FUTURE/PROOF was founded on the belief that future generations will continue to demand products that authentically connect with their lifestyle. The Company's mission is to create cutting-edge beverage brands that speak to innovative individuals.
24
States (Distribution Footprint)
#BEAT BORING
$7.7M
FY 2020P Gross Product Revenue
258k
FY 2020P Volume Case Equivalents (CEs)
98%
FY 2019 YoY Revenue Growth Rate

$6M IN REVENUE & GROWING

As of August 2020, the BeatBox Beverages brand alone generated over $6 million on a trailing 12 month basis, with depletions over 150,000 cases. Nielsen recently named us the fastest-growing, single-serve wine product by cases, dollars, and velocities.

Our forecast is based on current rate of sales and velocities and forecasted growth of new stores due to retail expansion planned for 2021 and beyond.

The below chart contains future projections which cannot be guaranteed.


Total Gross Product Sales by Brand ($ thousands)
2018-2024P CAGR: 76.7%
$2,335
$4,493
$7,748
$15,914
$29,243
$48,127
$71,014
2018A
2019A
2020B
2021P
2022P
2023P
2024P

11,000 RETAILERS & GROWING

Just a year ago, BeatBox was found in fewer than 100 chain locations. Now, we have 11,300+ accounts purchased over the last 6 months and 150+ wholesale partners. BeatBox itself is available in 1,200 Circle K locations, 300+ QuickTrips, 225+ Krogers, 200+ H-E-Bs, 215+ 7-Elevens, 150 Speedways, and many more.


Select Set of Retail Partners
Total Wine & MORE
Walmart
Save money. Live better.
QuikTrip
Kroger
Speedway
H-E-B
ELEVEn
11.3K+ ACCOUNTS HAVE PURCHASED OVER THE LAST 6 MONTHS
BOOZY PUNCH

INVESTORS INCLUDE MARK CUBAN & MORE!

We received a $1M investment from Mark Cuban on Shark Tank who said, "You guys don't sell wine. You sell FUN." Which is what we're going for. Other investors include MTV's Rob Dyrdek, and DJs such as Party Favor, Louis the Child, G.T.A, and more.


BEATBOX BEVERAGES // SHARK TANK
Watch later
Share
BEATBOX
BEVERAGES
BEATBOX
BEVERAGES


Mark Cuban
(Billionaire Entrepreneur & Investor)
Rob Dyrdek
(Entrepreneur, TV Host, Ex-Pro Skateboarded & more)
Anna Lunoe
(Musician, EDM DJ)
Iikka Backstrom
(Professional Snowboarder)
Party Favor
(Musician, EDM DJ)
GTA
(Musician, EDM DJ)
Louis the Child
(Musician, EDM DJ)
Luke Davis
(Professional Surfer)
Coast Club
(Musician, EDM DJ)
Nick Gross
(Entrepreneur & Musician, EDM DJ)

1 INVESTMENT... 3 EXCITING BRANDS

In recent years, hard seltzer and single-serve wine have been a huge part of the growth of the alcohol beverage industry. With our experienced team and world-class distribution partners, we are able to launch innovative products Brizzy and Corkless to compete in these exciting and fast-growing categories. Your investment in Future/Proof is an investment in all three brands.


BEATBOX

BeatBox Beverages


BRIZZY

Brizzy Seltzer Cocktail


CORKLESS

CØRKLESS

BeatBox Beverages

BeatBox Beverages is The World's Tastiest Portable Party Punch, an 11.1% wine-based party punch in classic flavors with a kick. They are low sugar, low calorie, and gluten-free and served in eco-friendly and portable Tetra Pak containers.


BEATBOX
PINK LEMONADE
TROPICAL PUNCH
FRESH WATERMELON
BLUE RAZZBERRY
FRUIT PUNCH

Brizzy Seltzer Cocktail

Craft cocktails meet refreshing hard seltzer. Brizzy is pushing the hard seltzer category forward with a premium brand promise. With mixology inspired recipes, Brizzy Seltzer Cocktails deliver a one-of-a-kind taste profile and has already won recognition for being a top-tasting seltzer. Brizzy is available now in Texas.


BRIZZY
SELTZER COCKTAIL
WATERMELON MULE
STRAWBERRY ROSÉ
MIXED BERRY MOJITO

CORKLESS

Premium wine, beautifully designed. CORKLESS is a wine made to go wherever, whenever. Every case of CORKLESS sold contributes to planting trees with One Tree Planted. Our goal is to help keep our planet vibrant, so that we can continue exploring it.

Corkless is now available in North Carolina, South Carolina, and Texas.


CØRKLESS
CØRKLESS
CØRKLESS
BUBBLY ROSÉ
PINOT GRIGIO
SWEET RED

IN 25 STATES ACROSS THE US

Future Proof brands are distributed across 25 states in the US — and growing! Our goal is to achieve nationwide and then international distribution.


16%-20% of Total Sales
11%-15% of Total Sales
5%-10% of Total Sales
0%-5% of Total Sales
= Number of Distributors

Note: States bolded in pink indicate the 9 states that the Company is fully distributed within (i.e. distribution rights already assigned in all counties). As of May 2020.

THOUSANDS SOLD AT FESTIVALS

BEVERAGES BUILT FOR EXPERIENCE

The BeatBox brand was built to capture the feeling of listening to music with your best friends, not having a care in the world. Before the pandemic, BeatBox was a party staple at more than 60 major music festivals across the nation. While COVID-19 has put music festivals on hold, we are continuing to bring people together through digital music experiences. Our "#BEATBORING House Party" featured an awesome streaming experience with a diverse line-up of DJs and reached more than 1M viewers. We can't wait to party with everyone again in-person when music festivals finally return!


Breakaway Music Festival
(65,000+ attendees)
Imagine Festival
(25,000+ attendees)
Moonrise Festival
(30,000+ attendees)


ONE Musicfest
(50,000+ attendees)


Rolling Loud
(180,000+ attendees)


#BEATBORING
HOUSE PARTY
LIVE STREAM
THURSDAY, JUNE 25 | 630 - 930 CST
Virtual House Party

JOIN US AND DISRUPT THE INDUSTRY

The foundation is in place and the white space is there for continued exponential growth. Much like our DJ and music partners who perform all over the world, we feel the opportunity for Future Proof to create global brands is there. There is a lot of work to be done and we are incredibly excited for the next chapter. Join us!


BEATBOX
BEVERAGES

PARTY BETTER TOGETHER. DRINK RESPONSIBLY.

Investor Q&A

– COLLAPSE ALL

What does your company do?

We develop innovative brands for the next generation of drinkers.

Where will your company be in 5 years?

Since day one we have said we want to be the Red Bull of the alcohol industry. We want to be a premiere lifestyle brand sold all over the world. We are currently sold in 30 states, and will be sold all across the US by Spring 2022. We are also in the process of looking at our first foray into international expansion in 2021. We are on a mission to bring connectivity and FUN through our brands all over the world in the next 5 years.

Why did you choose this idea?

We were tired of big brands trying to remarket products to us as Millennials. We care because we are passionate about live music, great friends and feeling connected across the globe. We are the change we have wanted to see in the alcohol industry with everything from brand experience to product innovation to our responsible business model.

How far along are you? What's your biggest obstacle?

BeatBox is the fastest growing and fastest selling single serve wine product in the US. Despite the rapid growth, we are still sold in just 3.5% of the total available accounts in the US! So there is a ton of room to grow. We've gone from a small team of just a few people to now a group of 25 and growing.

We are scaling as fast as we can which comes with obstacles. Things like making sure we have enough inventory to support the growth, that we have enough employees to handle the growth, that we have the systems and processes in place to handle the growth. Raising these funds will allow us to do larger production runs and make the necessary hires to continue to scale at the rates we have become accustomed to.

Who competes with you? What do you understand that they don't?

We compete with several large companies whether its Mark Anthony Brands (maker of Mike's Hard Lemonade) or Anheuser Busch (maker of Bud Light Lime-a-rita) or even E&J Gallo (owner of Vendange wine)

Consumers care about brand authenticity and brand experience, something we understand entirely. All too often large companies try and slap a new label on outdated ideas trying to be "cool" to Millennials/Gen Z consumers. We keep up with the latest trends, and make sure to stay true to our brand and are authentic with our customers. That brand experience we deliver cannot be recreated by a larger company.

We listen to our customers constantly, whether it's in new flavor development, packaging design, or the events we choose to sponsor. Our customers are what keep us in business and customer service is our top priority. As a small company we have no choice but to be quicker than the competition and make the necessary decisions that will maximize the customer experience with our brands.

How will you make money?

We make money by selling more product and improving our margins. With our rapid increase in sales in the last 6 months, as well as our increase in margins, we had our first profitable month ever as a company in August 2020. The more we sell the more potential there is to make money. We have the infrastructure in place and now it's all about opening up more markets and accounts and selling more to the masses across the globe!

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

There are always risks as a small company competing in a $1.5 Trillion global alcohol industry. Competitors may try and copy us and use their muscle to try and push us out of shelf space. We believe they can't recreate the brand experience we bring, but they may still try. There are also execution risks. In 2017 we did $1m in revenue, We have plans to do $14m in 2021...That is massive growth that requires many key decisions around sales, marketing and operations. We have a great track record thus far, but it's on us to execute at the highest level to ensure we capture the full potential of the opportunity in front of us.